BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23                               A Publicly Listed Company



                          DISCLOSURE OF A MATERIAL FACT


                       DISTRIBUTION OF INTEREST ON CAPITAL
        COMPLEMENTARY TO INTEREST DISTRIBUTED IN THE FINANCIAL YEAR 2004
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We wish to inform our Stockholders that at a meeting of the Board of Directors held on 12.6.2004, it was decided to credit and distribute interest on capital, complementary to interest paid in respect to this financial year and, in addition to the mandatory dividend for 2004, bearing in mind the maximum attributable fiscal limit for 2004, as follows:

1. by 4.29.2005, complementary interest on capital of R$ 4.73 per share will be paid, less 15% income tax at source, resulting in net interest of R$ 4.0205 per share, except shareholders demonstrating immunity or exemption from such tax;

2. the credit corresponding to the payment of this interest, which amounts to approximately 28 times the interest on capital paid on a monthly basis, will be passed through this company's accounts on 12.30.2004, individually to each stockholder, on the basis of the shares held on 12.23.2004.

At the time of the approval of the financial statements of 2004, the Board of Directors may declare to the Stockholders a further distribution of complementary interest on capital on the basis of the result reported for the 2004 fiscal year.

                         Sao Paulo-SP, December 6 2004.

                       BANCO ITAU HOLDING FINANCEIRA S.A.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Officer